Exhibit 4.4

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED.

THIS INVESTOR RIGHTS AGREEMENT is dated [●] and made between:

(1)	MDA LTD., a corporation formed under the laws of the Province of Ontario (the “MDA”); and

(2)	SATIXFY COMMUNICATIONS LTD., a limited liability company organized under the laws of the State of Israel (“SatixFy”).

RECITALS:

(A)
Pursuant to a share purchase agreement dated August 30, 2023 (the “Purchase Agreement”) between SatixFy and MDA Space and Robotics Limited (the “Purchaser”), an Affiliate (as defined herein) of MDA, SatixFy has sold to the Purchaser and the Purchaser has purchased from SatixFy, all of the outstanding ordinary shares in the capital of SatixFy Space Systems UK Ltd. (the “Corporation”), a private limited company formed under the laws of England and Wales, all in accordance with the terms of the Purchase Agreement.

(B)
Immediately following the Purchaser’s acquisition of the Corporation pursuant to the Purchase Agreement, the Corporation shall be obligated to pay certain amounts to SatixFy UK Limited under the SUK Promissory Note and to SatixFy Israel Ltd, under the SIL Promissory Note II in the total aggregate amount of $20,000,000 (the “Promissory Note Payments”).

(C)	SatixFy and MDA, through the Purchaser, has derived, and will derive, substantial economic benefits from the transactions contemplated in the Purchase Agreement.

(D)
So that MDA and its Affiliates (including the Corporation) may realize the full value associated with the Purchaser’s purchase of the Corporation pursuant to the Purchase Agreement, SatixFy has agreed that it will grant MDA certain rights, all in accordance with the terms of this Agreement.

(E)
In connection with the Purchase Agreement, SatixFy UK Limited and MacDonald, Dettwiler and Associates Corporation have entered into Master Purchase Agreement (the “MPA”) providing for, among other things, the prepayment of [***] (the “Pre-Payment Amount”) for the acquisition of Products (as defined in the MPA).

(F)
SatixFy has voluntarily entered into this Agreement and agrees that the limitations and restrictions set out in this Agreement are reasonable and not oppressive and are intended to protect MDA’s substantial investment through the Purchaser and legitimate business interests under the Specified Agreements (as defined in the Purchase Agreement).

(G)
MDA, through the Purchaser, would not have acquired the ordinary shares of the Corporation and would not have entered into the other transactions and agreements contemplated by the Specified Agreements without a commitment by SatixFy to execute and deliver this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions.

As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition Notice” has the meaning specified in Section 2.4(a).

“Acquisition Period” has the meaning specified in Section 2.4(b)(ii).

“Acquisition Proposal” has the meaning specified in Section 2.4(a).

“Affiliate” of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes: (a) a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate, (b) an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management, (c) a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization, and (d) a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization; and “control”, “controlled” and similar expressions have corresponding meanings.

“Agreement” means this investor rights agreement, as it may be amended, restated, replaced or supplemented from time to time.

“Board” means the board of directors of SatixFy.

“Board Observer” has the meaning specified in Section 2.1.

“BOD Meeting” has the meaning specified in Section 2.1.

“Business Day” means a day of the year, other than a Friday, Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Canada or Israel.

“Business Sale” has the meaning specified in Section 2.4(b).

“Corporation” has the meaning specified in the Recitals.

“Executive Committee” has the meaning specified in Section 2.2.

“Governmental Authority” means the government of the United Kingdom and the Government of Israel or any other nation, or of any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local, and any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing including, without limitation, the Israeli Innovation Authority and the Israeli Competition Authority.

 “Laws” means any and all (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, including any stock exchange rules, (b) judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings, instruments or awards of any Governmental Authority, and (c) policies, practices, standards, guidelines and protocols.

“MDA” has the meaning specified in the Preamble.

“MDA NDA” has the meaning specified in Section 2.1.

“MDA Proposal” has the meaning specified in Section 2.4(b)(i).

“MPA” has the meaning specified in the Recitals.

“Observer NDA” has the meaning specified in Section 2.1.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is or has been taken in the ordinary and usual course of the normal day-to-day operations of the Person or its business, as the case may be, and in a manner consistent with the past practices of such Person or its business.

“Parties” mean SatixFy and MDA and any other Person who may become a party to this Agreement, and “Party” means any one of them.

“Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority.

“Potential Purchaser” has the meaning specified in Section 2.4(b).

“Pre-Payment Amount” has the meaning specified in the Recitals.

“Proceeds” has the meaning specified in Section 2.3.

“Products” has the meaning specified in the MPA.

“Products Maturity Date” means the date on which SatixFy UK limited has successfully completed five (5) consecutive Purchase Orders (as defined in the MPA) for both of the chips referred to in the definition of Products, including providing acceptable documentation and meeting all service levels as required by such Purchase Orders and, as of such date, there have been no significant warranty claims in relation to any of the Products that have been recurring on a regular basis.

“Promissory Note Payments” has the meaning specified in the Recitals.

“Purchase Agreement” has the meaning specified in the Recitals.

“Purchaser” has the meaning specified in the Recitals.

“Relevant Affiliate” has the meaning specified in Section 2.4(a).

“Response Period” has the meaning specified in Section 2.4(b)(i).

“SatixFy” has the meaning specified in the Preamble.

“SIL Promissory Note II” has the meaning specified in the Purchase Agreement.

“SUK Promissory Note” has the meaning specified in the Purchase Agreement.

1.2	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, words importing the singular number only (including defined terms) include the plural and vice versa, and words importing a gender include all genders and, in each case, the rest of any sentence including such words is to be construed as if the necessary grammatical changes had been made.

1.3	Certain Phrases and Calculation of Time

(a)	In this Agreement:

(i)	the words “including” and “includes” mean “including (or includes) without limitation”; and

(ii)
in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”, and if the last day of any such period is not a Business Day, such period shall end on the next Business Day.

(b)
When calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period shall end on the next Business Day.

1.4	Headings, Etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.5	No Presumption

The Parties and their respective legal counsel have participated jointly in the negotiation and drafting of this Agreement and have had full opportunity to review and consider the terms of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement.

1.6	Governing Law

(a)	This Agreement is governed by and is to be interpreted and enforced in accordance with the Laws of the State of New York.

(b)
Subject to the dispute resolution provisions of this Agreement, each of the Parties irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the State of New York in any action or proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any action or proceeding in such court or any argument that such court provides an inconvenient forum.

(c)	Each of the Parties irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of, or related to, this Agreement.

ARTICLE 2
INVESTOR RIGHTS

2.1	Board Observer

SatixFy shall permit one observer designated by MDA from time to time by written notice to SatixFy (together with any substitute individual that may designated to attend on such observer’s behalf, the “Board Observer”) to attend any regular meetings of the Board (or any relevant committees thereof) (each such meeting, a “BOD Meeting”) by telephone, video conference or, if held in person, in person, in each case at the election of the Board Observer, it being acknowledged that whether any particular BOD Meeting is via telephone, video conference or in person shall determined by SatixFy subject to its articles of association . The Board Observer shall not be a member of the Board and shall not be entitled to vote on matters presented to or discussed by the Board (or any relevant committee thereof). The Board Observer shall execute and deliver to SatixFy a confidentiality agreement in the form attached hereto as Exhibit A (the “Observer NDA”). MDA shall cause the Board Observer to comply with all relevant SatixFy internal policies and procedures, as in effect from time to time, including with respect to insider trading and conduct. MDA will not, and will cause the Board Observer not to, take any action relating to the securities of SatixFy which would constitute or could reasonably be expected to constitute insider trading, market manipulation or any other violation of applicable Law. MDA shall promptly notify SatixFy in writing of any known breach or threatened breach of this Agreement of which MDA becomes aware, including any known misuse or misappropriation of any Confidential Information by the Board Observer.  SatixFy shall provide MDA and the Board Observer with written notice of the time and place of any BOD Meeting and all proposed actions to be taken by the Board (or any relevant committee thereof) as if the Board Observer were a member of the Board. The Board Observer shall have the right to receive all information provided to the members of the Board or any similar group performing an executive oversight or similar function (or any relevant committee thereof) as if the Board Observer was such a member, including any agendas, resolutions or other materials, in anticipation of, or at, such meeting (regular or special and whether telephonic, by video conference or otherwise), in addition to copies of the records of the proceedings or minutes of such meeting, when provided to such members, and the Board Observer shall keep such materials and information confidential in accordance with the Board Observer NDA. The Board Observer may report and disclose to MDA any and all information received or observed by the Board Observer in the Board Observer’s capacity as such; provided that, MDA shall treat such information and materials as “Confidential Information” as such term is defined under the Non-Disclosure Agreement dated March 26, 2023 between MDA and SatixFy (the “MDA NDA”) and not disclose to any Person any portion of such information and/or materials other than in accordance with the terms of the MDA NDA. SatixFy shall reimburse MDA or the Board Observer, as applicable, for all reasonable out-of-pocket costs and expenses incurred by the Board Observer in connection with the Board Observer’s participation in any such BOD Meeting (including, for certainty, reasonable lodging and travel expenses) and on a basis that is at least as favourable as SatixFy’s management expense and travel policies in effect at the relevant time. Notwithstanding the foregoing, SatixFy may exclude Board Observer from access to any information, material or meeting or portion thereof if: (i) the Board concludes in good faith, upon advice of SatixFy’s legal counsel, that such exclusion is necessary to preserve the attorney-client or work product privilege between SatixFy or any of its Affiliates and its legal counsel; or (ii) such portion of a meeting is an executive session limited solely to independent director members of the Board, independent auditors and/or legal counsel, as the Board may designate and such limitation is reasonably necessary with respect to the applicable matters, (iii) such exclusion is necessary to avoid a conflict of interest between SatixFy and/or any of its Affiliates on the one hand and MDA and/or any of its Affiliates on the other, or (iv) the Board concludes in good faith, upon advice of SatixFy’s legal counsel, that such exclusion is necessary in order for SatixFy to comply with applicable Law.

2.2	Executive Committee

MDA and SatixFy shall cause their respective Chief Executive Officers and two other executives from each, as selected in accordance with this Section 2.2, to form a non-Board committee (the “Executive Committee”). The Executive Committee shall serve as a forum for the regular exchange of views between MDA and SatixFy relating to the Products and may include other topics such as operations, prospects and strategies, research, development, design, manufacturing and commercialization. The Chief Executive Officer of MDA shall select two additional executives of MDA who are reasonably satisfactory to SatixFy, and the Chief Executive Officer of SatixFy shall select two additional executives of SatixFy who are reasonably satisfactory to MDA who shall form part of the Executive Committee. The inaugural meeting of the Executive Committee shall occur on or before December 31, 2023, with each subsequent meeting to occur no later than 4 months following the prior meeting of the Executive Committee (or as otherwise deemed desirable by MDA or SatixFy, but not more than once during each calendar month). The Executive Committee shall prepare its own charter at the inaugural meeting.

2.3	Use of Funds

Until such time as SatixFy has delivered acceptable space qualified Products (as determined in MDA’s sole discretion) to MDA or its Affiliates, SatixFy shall use, and shall cause its Affiliates to use, the proceeds from the Pre-Payment Amount and the Promissory Note Payments (the “Proceeds”, solely for the purpose of researching, developing, designing, manufacturing and commercializing Products. For certainty, SatixFy shall not use the Proceeds for any other purpose, including to repay the principal amount or any interest accrued and owing on that certain credit agreement dated February 1, 2022 by and among SatixFy, on the one hand, and Wilmington Savings Fund Society, FSB, as administrative agent, and the lenders thereunder (each of which is an Affiliate of Francisco Partners L.P.), on the other hand, as such credit agreement may be amended from time to time.

2.4	Right of Inclusion

(a)
From and after the date of this Agreement, should SatixFy receive a bona fide written proposal for the sale of (i) SatixFy, (ii) any of its Affiliates who are involved in any material respect in the research, development, design, manufacturing, delivery or commercialization of Products or the integration of Products with MDA’s products (such Affiliate, a “Relevant Affiliate”) (which, in the case of (i) and (ii) would upon consummation thereof result in a Change of Control (as defined in the MPA) in SatixFy or the Relevant Affiliate) or (iii) a material portion of SatixFy’s or a Relevant Affiliate’s assets outside the Ordinary Course, or should a proposal to acquire SatixFy be publicly announced (whether by share sale, asset sale, tender offer, merger, amalgamation, arrangement, business combination or other similar agreement) (together, an “Acquisition Proposal”) SatixFy shall notify MDA of such Acquisition Proposal (an “Acquisition Notice”) prior to SatixFy’s entry into a definitive agreement with respect to such Acquisition Proposal and describe in such Acquisition Notice the material terms and conditions of the Acquisition Proposal.

(b)
To the extent that the Acquisition Proposal pertains to (a) assets of SatixFy and/or one or more of its Affiliates that, individually or in the aggregate, constitute [***]% or more of the consolidated assets of SatixFy and its Affiliates or that contribute [***]% or more of the consolidated revenue or net income of SatixFy and its Affiliates, (b) assets of SatixFy and/or one or more of its Affiliates that are related to the Products or that the sale of which would materially affect the ability of SatixFy and its Affiliates to research, develop, design, manufacture, deliver or commercialize the Products, or (c) [***]% or more of any voting or equity securities of SatixFy or any of its Affiliates (including securities convertible into or exercisable or exchangeable for such voting or equity securities) that, individually or in the aggregate, constitute [***]% or more of the consolidated assets of SatixFy and its Affiliates or that contribute [***]% or more of the consolidated revenue or net income of SatixFy and its Affiliates (such Acquisition Proposals, in each case, except for any tender, offer, exchange offer or other arrangement to which SatixFy is not a party, each a “Business Sale”), SatixFy shall, prior to entering into any agreement with a party proposing a Business Sale (a “Potential Purchaser”), permit MDA (directly or through an Affiliate) to participate in the Business Sale and related process as a potential buyer, partner (in the event of a partnership) or participant (in the event of any other participation right or arrangement), all in accordance with the following procedures:

(i)
MDA shall advise SatixFy in writing within [***] (the “Response Period”) following the receipt of the Acquisition Notice of whether it intends to make a competing offer with respect to the Business Sale on terms no less favourable, in the aggregate, than the terms set out in the Acquisition Proposal (the “MDA Proposal”).

(ii)
If MDA advises SatixFy that it does not intend to submit a MDA Proposal or fails to submit a MDA Proposal within the Response Period then, for a period of [***]following MDA’s receipt of the Acquisition Notice (the “Acquisition Period”) SatixFy shall be free to enter into a definitive agreement with the Potential Purchaser regarding the Business Sale.  SatixFy shall advise MDA if the Acquisition Period expires without the execution by SatixFy and the Potential Purchaser of a definitive agreement.  During an Acquisition Period SatixFy shall, upon reasonable request by MDA, advise MDA whether SatixFy continues to be actively engaged with a Potential Purchaser in respect of the relevant Business Sale.

(iii)	If MDA informs SatixFy during a Response Period that MDA intends to submit a MDA Proposal then:

(A)
MDA shall, at its sole option, be entitled to access the same information and disclosures as SatixFy grants to any other Potential Purchaser subject to the execution by MDA of a confidentiality agreement in favour of SatixFy which is on terms no more favourable to SatixFy than as provided in the non-disclosure agreement entered into with the other Potential Purchaser and on terms no less favourable to MDA than as provided to the Potential Purchaser in the non-disclosure agreement entered into with the other Potential Purchaser, in each case, subject to applicable Law; and

(B)
SatixFy shall, in good faith, negotiate with MDA (or its Affiliates) in respect of a Business Sale and shall give due consideration to any MDA Proposal.  For the avoidance of doubt, notwithstanding anything to the contrary herein, SatixFy, acting at its absolute and sole discretion, may reject, accept or negotiate any proposal by MDA as SatixFy deems fit in its sole discretion, and nothing herein shall be deemed to limit or restrict the power or authority of SatixFy to reject, in its sole and absolute discretion and for any reason, any proposal by MDA (if any), and to accept or reject any proposal by any third party.

(c)
To the extent that any Acquisition Proposal pertains to a sale of assets which, in the reasonable judgement of MDA, are related to the research, development, design, manufacturing, delivery or commercialization of Products or the integration of the Products with MDA’s products or could reasonably be expected to affect MDA’s or its Affiliates’ rights under the MPA or any other commercial arrangements with SatixFy then in effect, SatixFy shall not enter into any definitive agreement with respect to such Acquisition Proposal unless the purchaser of the relevant assets agrees in favour of MDA, upon consummation of such sale of assets, to be bound by the terms of the MPA and the other commercial arrangements then in effect between MDA and its Affiliates, on the one hand, and SatixFy and its Affiliates, on the other hand, relating to support, exclusivity, pricing and MDA’s access to the Products with respect to all signed supply/purchase contracts and quoted proposals made by SatixFy or its Affiliates to MDA or its Affiliates.

2.5	Progress Tracking

Until successful acceptance of the space qualified Products, SatixFy shall cause SatixFy UK Limited to provide a technical update at a cadence requested by MDA (no less than monthly) on the progress on the development of the Products. This will include, at a minimum: (1) updates against an established schedule of milestones, with reasons provided for schedule changes; (2) updates on the budget required to complete the Products with reasons provided for changes; (3) a list of open issues and their status; and (4) a list of key risks and their status.

2.6	Roadmap Participation

SatixFy and MDA will establish a forum for discussing the roadmaps for the Products and SatixFy will accommodate reasonable MDA requests for enhancements to the Products. In the case that agreement cannot be reached the issue will be referred to the Executive Committee for resolution.

ARTICLE 3
TERM AND TERMINATION

3.1	Term

(a)
The term of this Agreement shall commence on the date first written above and, unless earlier terminated in accordance with Section 3.1(b), continue in full force and effect until the MPA shall have expired or been terminated.

(b)
Notwithstanding Section 3.1(a): (A) SatixFy may terminate (i) Sections 2.1, 2.2, 2.5 and 2.6 of this Agreement in connection with a Change of Control in SatixFy or SatixFy UK Limited by providing written notice to MDA (such termination to become effective immediately prior to such Change of Control upon consummation of such Change of Control) and (ii) Section 2.1 by providing written notice to MDA upon the occurrence of Products Maturity Date; and (B) in the event that a Change of Control in SatixFy or SatixFy UK Limited occurs after January 1, 2025, Section 2.4 of this Agreement shall automatically terminate on the third (3rd) anniversary of the Closing (as defined in the Purchase Agreement).

(c)
Notwithstanding anything to the contrary herein, the undertakings of SatixFy hereunder shall terminate if the payment obligations under the SIL Promissory Note II and the SUK Promissory Note are not performed in accordance with their respective terms.

(d)
In the event of the termination of this Agreement as provided in Section 3.1(a), this Agreement shall be of no further force or effect and all rights and obligations of the Parties hereunder shall be at an end; provided that (i) Article 1 (for purposes of Section 1.1, to the extent applicable), any confidentiality and expense reimbursement provisions contained in Article 2 and Article 4 shall in each case survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any breach of this Agreement prior to such termination.

ARTICLE 4
MISCELLANEOUS

4.1	Entire Agreement

Each Party acknowledges and agrees for itself that:

(a)
this Agreement constitutes the entire agreement between the Parties and supersedes any prior agreement, understanding, undertaking or arrangement between the Parties relating to the subject matter of this Agreement;

(b)
in entering into this Agreement, they do not rely on any statement, assurance or warranty of any Person (whether a party hereto or not and whether made in writing or not) other than as expressly set out herein;

(c)
except as provided in Article 3, and without prejudice to its other rights and remedies for any such matters, neither Party may rescind or terminate this Agreement for breach of contract or for negligent or innocent misrepresentation or otherwise; and

(d)	nothing in this Section 4.1, and no other limitation in this Agreement, shall exclude or limit any liability for, or remedy in respect of, fraud or breach of confidentiality obligations.

4.2	Obligations; Remedies

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

4.3	No Third-Party Beneficiaries

The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and it is not the intention of the Parties to confer any third party beneficiary rights (and this Agreement does not confer any such rights) upon any Person.

4.4	Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by fax or email) as follows:

(a)	to MDA at:

MDA Ltd.
9445 Airport Road,
Brampton, ON, L6S 4J3
Canada

Attention:      [***]
Email:             [***]

with a copy (which does not constitute notice to MDA) to:

Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
Toronto, ON, M5K 1E7
Canada

Attention:     [***]
               Email:            [***]

(b)	to SatixFy at:

SatixFy Communications Ltd.
12 Hamada Street,
Rehovot 7670316,
Israel

Attention:     [***]
Email:            [***]
and
Attention:    [***]
Email:            [***]

with a copy (which does not constitute notice to the Seller) to:

Goldfarb, Gross, Seligman & Co.
One Azrieli Center
Tel Aviv 6701101
Israel

Attention:     [***]
Email:            [***]

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then on the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next succeeding Business Day.

A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

4.5	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement of the Parties.

4.6	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the validity or enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. Any waiver by a Party of any provision of this Agreement is effective only if in writing and signed by such Party.

4.7	Severability

The Parties agree that each of the covenants contained in this Agreement are separate and distinct. If any provision of this Agreement is determined by an arbitrator or a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect, without amendment.

4.8	Time of the Essence

Time is of the essence in this Agreement.

4.9	Successors and Assigns

This Agreement shall become effective when executed by the Parties and after that time shall be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Party. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

4.10	Further Assurances

Each Party shall, at the request of the other Party, execute and deliver such additional assurances and perform or cause to be performed such further and other acts or things as may be reasonably required to give effect to, and carry out the intent of, this Agreement.

4.11	Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

4.12	Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to it be drawn-up in the English language only.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Investor Rights Agreement.

MDA LTD.
By:	/s/ Martin J. Herman
Authorized Signing Officer
SATIXFY COMMUNICATIONS LTD.
By:	/s/ Yoav Leibovitch /s/ Oren Harari
Authorized Signing Officer

Exhibit A

Form of Board Observer NDA

NON-DISCLOSURE AGREEMENT

This Non-Disclosure Agreement (“NDA”) is entered into on [●] by and between SatixFy Communications Ltd., an Israeli company, having a place of business at 12 Hamada St., Rehovot, Israel, in its own name and on behalf of its Affiliates (the “Company”), and [insert name of Observer] (the “Observer”).

WHEREAS, pursuant to that certain Investor Rights Agreement, dated [●] (the “IRA”), by and between the Company and MDA Ltd. (“MDA”), MDA designated the Observer to serve as a non-voting board observer to the board of directors of the Company (the “Board”) and any and all committees thereof (each a “Committee”, and collectively, the “Committees”) until his/her successor shall have been designated by MDA or the termination of MDA’s observer rights, in each case, subject to the terms and conditions of the IRA;

WHEREAS, the Observer shall receive and be provided access to certain confidential and proprietary information, data and know-how relating to the business and prospective business of the Company and its subsidiaries and to existing or potential products, processes and services of the Company; and

WHEREAS, the Company wishes to maintain in confidence such information and each of MDA and the Observer recognize the necessity of maintaining the strictest confidence with respect to the Company’s confidential information.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein, as well as other valuable consideration received, the parties agree as follows:

NOW, THEREFORE the parties agree as follows:

1.    Confidential Information. “Confidential Information” means all confidential materials and information (whether or not reduced to writing) that the Observer obtains or to which the Observer obtains access as a result of his/her activities as observer to the Board or any of its Committees, including the following: (a) any and all data, information, materials, systems, processes, procedures or intellectual property owned or used by the Company and its Affiliates (as defined in the IRA, collectively with the Company, the “Group”) that is competitively sensitive or not generally known to the public, including information relating to employees, customers, commercial partners, clients, vendors or suppliers of the Group; information provided to the Observer by any of the Group employees, customers, commercial partners, vendors or suppliers; customer lists; any and all financial statements, budgets, projections and related data; information, processes, procedures or systems relating to research and development, engineering, legal matters, human resources, sourcing, operations, purchasing and manufacturing; business, marketing, advertising and sales plans or estimates; internal performance results; information relating to possible partnerships, joint ventures or acquisitions of any Person; contracts; business records, corporate books and other Group-related records; (b) any creative, scientific or technical information, drawing, design, diagram, process, plan, method, or formula; and (c) all confidential or proprietary concepts (oral or written), documentation, reports, data, specifications, computer hardware or software, source code, object code, flow charts, databases, inventions, know-how, show how and trade secrets, which pertain to the Group regardless of form and whether or not patented or patentable, copyrighted or able to be copyrighted or registered as a trademark or registrable as a trademark and all modifications, derivative works, enhancements and versions thereof.

2.    Protection of Confidential Information.

2.1.
The Observer hereby acknowledges and represents that he/she has had the opportunity to consult with independent legal counsel regarding his/her rights and obligations under this NDA and that he/she fully understands the terms and conditions contained herein. The Observer agrees that he/she will not: (i) use, disclose, or reverse engineer the Confidential Information except as authorized by the Company or as permitted herein or (ii) upon the Observer’s removal, resignation or termination retain Confidential Information, including any copies existing in any form (including electronic form), that are in his/her possession or control. Notwithstanding the foregoing, the Observer may use the Confidential Information in the course of performing his/her duties as observer to the Board on behalf of MDA (the “Purpose”); provided, that such use is made in good faith.

2.2.
The Observer undertakes not to use or exploit the Confidential Information for its own benefit nor for the benefit of any third party, or for any purpose other than the Purpose. The Observer will use at least reasonable care to protect Confidential Information from any unauthorized use or disclosure. The Observer will not disclose the Confidential Information to any third party other than to the directors, officers, employees, counsel, accountants or other professionals or representatives of MDA (the “Representatives”) in the normal course of the performance of their duties for MDA, on a need-to-know basis (it being understood that such Representatives shall be informed by the Observer or MDA of the confidential nature of such information and shall be directed to treat such information in accordance with this Section 2). The Observer will not make any copies of the Confidential Information on any type of media other than as required for the Purpose, without the prior express written permission of the Company. The Observer shall not, and shall not permit any third party to, directly or indirectly, attempt to reverse-engineer, decompile, disassemble, decipher or take other similar actions with respect to the Confidential Information.

2.3.
Notwithstanding any of the foregoing, the obligations of confidentiality set forth above shall not extend to Confidential Information that: (i) is or becomes publicly known through no wrongful act or omission of the Observer or MDA; (ii) is, at the time of disclosure under this NDA, already known to the Observer without restriction on disclosure; or (iii) is independently developed by the Observer without use of, reliance on, or reference to the Confidential Information, and without breach of this NDA.

2.4.
Upon the termination of this NDA or upon request of the Company, the Observer shall (i) return to the Company any information disclosed in any tangible form, and all copies thereof (on whatever physical, electronic or other media such information may be stored) containing any Confidential Information; if such Confidential Information is stored in electronic form, it is to be immediately deleted, including all backup and archived copies; and (ii) provide a certification in writing that the Observer has complied with all of the terms of this NDA, that he/she has retained no copies or embodiments of the Confidential Information on any media.

3.    No Additional Rights. All Confidential Information is and shall remain the property of the Company. Nothing in this NDA shall be construed as granting to the Observer any property rights, by license or otherwise, in the Confidential Information. This NDA does not (i) obligate the Company to disclose any of its information to the Observer and the Company may, subject to the IRA, at any time cease to provide information to the Observer without liability, and request in writing the return of information previously disclosed; (ii) obligate either party to purchase any goods or services, to offer for sale any goods or services, to negotiate, or to enter into any contract or relationship of any kind; (iii) constitute or imply the formation of a partnership, joint venture or agency relationship of any kind between the parties; or (iv) preclude either party from entering into other agreements with third parties.

4.    No Warranty. All Confidential Information is provided “AS IS” and without any express or implied representations or warranties regarding accuracy, operability, use or fitness for a particular purpose. The Observer agrees that the use of or reliance on any Confidential Information is done solely and exclusively at his/her own risk.

5.    Term. This NDA will terminate upon the earlier of (i) the removal of the Observer by MDA from his/her service as observer or MDA’s designation of a successor, and (ii) the termination of MDA’s observer rights, in each case, subject to the terms and conditions of the IRA, provided that the obligations relating to the Confidential Information shall survive termination and shall continue for a period of five (5) years commencing from the last date of disclosure of Confidential Information hereunder.

6.     Public Company.  The Observer acknowledges that it is aware that the United States securities laws prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. As such, the Observer agrees not to use any Confidential Information or any other non-public information of SatixFy Communications Ltd. in connection with the purchase or sale of the securities of SatixFy Communications Ltd. in violation of applicable securities laws.

7.    Governing Law; Jurisdiction. This NDA shall be governed and construed solely in accordance with the laws of Israel, and the courts of Tel Aviv, shall have sole and exclusive jurisdiction in any conflict or dispute arising out of this NDA.

8.    Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this NDA were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Company shall be entitled (without bond) to seek an injunction or injunctions to prevent breaches of this NDA and to enforce specifically the terms and provisions thereof, this being in addition to any other remedy to which it may be entitled by law or equity, and the Observer expressly waives any defense that a remedy in damages would be adequate.

9.     Miscellaneous. This NDA shall not be assignable or transferable by either party without the written consent of the other party, and any purported assignment or transfer not permitted hereunder shall be void.  Notwithstanding the aforesaid, the Company may assign this NDA to any Affiliate thereof. In the event that any of the provisions of this NDA shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this NDA shall otherwise remain in full force and effect. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof. This NDA constitutes the entire agreement between the parties with respect to the Purpose, and shall supersede all previous communications, representations, understandings and agreements, whether oral or written. This NDA may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this NDA by electronic means (including in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this NDA.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this NDA as of the date first set forth above.

SatixFy Communications Ltd. ____________________________ Name: _____________________ Title: _____________________	Observer ____________________________ Name: _____________________ Title: _____________________

Acknowledged and agreed:

MDA Ltd.

___________________

Name:        ____________________

Title:          _____________________

(Signature Page for Investor Rights Agreement)